

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

John C. Corbett
Chief Executive Officer
SouthState Corporation
1101 First Street South, Suite 202
Winter Haven, FL 33880

Re: SouthState Corporation
Registration Statement on Form S-4
Filed September 15, 2021
File No. 333-259561

Dear Mr. Corbett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance